July 16, 2019

Jianmin Gao
Chief Executive Officer
Consumer Capital Group, Inc.
1125 Route 9W S
Nyack, NY 10960

       Re: Consumer Capital Group, Inc.
           December 31, 2018 Form 10-K
           Filed April 1, 2019
           Response Dated June 19, 2019
           File No. 000-54998

Dear Jianmin Gao:

       We have reviewed your June 19, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
June 6, 2019 letter.

December 31, 2018 Form 10-K

Results of Operations - Comparison of the Years Ended December 31, 2018 and 2017, page 47

1. We note the proposed revised disclosure in your response to comment 8 only shows the amounts for 2018 and does not include a description of material trends. Please confirm that the revised disclosure in future filings will include detail of the General and
      Administrative expenses line item for each period presented and describe any material trends.
Allowance for Loan Losses, page F-16

2. Please refer to comment 10. Please tell what guidance in US GAAP requires a general reserve of no less than 1% of total loans receivable. Alternatively, revise your policy to
 Jianmin Gao
Consumer Capital Group, Inc.
July 16, 2019
Page 2
      be consistent with ASC 310-10 and revise your disclosure in future filings accordingly.
      You may contact Michael Volley, Staff Accountant, at 202-551-3437 or Amit Pande,
Accounting Branch Chief, at 202-551-3423 with any questions.



                                                           Sincerely,
FirstName LastNameJianmin Gao
                                                           Division of
Corporation Finance
Comapany NameConsumer Capital Group, Inc.
                                                           Office of Financial
Services
July 16, 2019 Page 2
cc:       Brian Daughney
FirstName LastName